SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13E-3
(Rule 13e-100)
(Amendment No. 3)

Rule 13e-3 Transaction Statement
under Section 13(e) of the Securities Exchange Act of 1934

Sogou Inc.
(Name of the Issuer)

Sogou Inc.
Tencent Holdings Limited
THL A21 Limited
TitanSupernova Limited
Tencent Mobility Limited
Sohu.com Limited
Sohu.com (Search) Limited
(Name of Person(s) Filing Statement)
Class A Ordinary Shares, par value $0.001 per share*
American Depositary Shares, each representing one Class A Ordinary Share
(Title of Classes of Securities)
83409V104**
(CUSIP Number of Classes of Securities)
Sogou Inc. Level 15, Sohu.com Internet Plaza No. 1 Unit Zhongguancun East Road, Haidian District Beijing 100084, China Attention: Fion Zhou Tel: +86-10-5689-9999	Tencent Holdings Limited THL A21 Limited TitanSupernova Limited Tencent Mobility Limited 29/F, Three Pacific Place No. 1 Queen’s Road East Wanchai, Hong Kong Tel: +852 3148 5100
Sohu.com Limited
Sohu.com (Search) Limited
Level 18, Sohu.com Media Plaza
Block 3, No. 2 Kexueyuan South Road, Haidian District
Beijing 100190, China
Attention: Joanna Lu (Yanfeng Lv)
Tel: +86-10-6272-6666
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Persons Filing Statement)
With copies to:
Timothy B. Bancroft Goulston & Storrs PC 400 Atlantic Avenue Boston, MA 02110, USA Tel: +1 (617) 574-3511	Miranda So Davis Polk & Wardwell LLP 18th Floor, The Hong Kong Club Building 3A Chater Road Hong Kong Tel: +852-2533-3373

This statement is filed in connection with (check the appropriate box):
a. ☐
The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b. ☐
The filing of a registration statement under the Securities Act of 1933.

c. ☐
A tender offer.

d. ☒
None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐
Check the following box if the filing is a final amendment reporting the results of the transaction: ☒
Calculation of Filing Fee
Transaction Valuation***	Amount of Filing Fee****
$2,131,468,516.28	$232,543.22

*
Not for trading, but only in connection with the listing on the New York Stock Exchange of the American depositary shares (“ADSs”), each representing one class A ordinary share, par value $0.001 per share, of the issuer (a “Class A Ordinary Share” and collectively, the “Class A Ordinary Shares”).

**
CUSIP number of the ADSs.

***
Calculated solely for the purpose of determining the filing fee in accordance with Rule 0-11(b)(1) under the Securities Exchange Act of 1934. The filing fee is calculated based on the sum of (a) the aggregate cash payment for the proposed per-share cash payment of $9.00 for 3,717,250 outstanding Class A Ordinary Shares and 127,200,000 outstanding Class B ordinary shares, par value $0.001 per share, of the issuer that are proposed to be purchased by TitanSupernova Limited from Sohu.com (Search) Limited, plus (b) the aggregate cash payment for the proposed per-share cash payment of $9.00 for 104,600,015 outstanding Class A Ordinary Shares subject to the proposed merger of TitanSupernova Limited with and into the issuer, plus (c) the product of 1,312,716 Class A Ordinary Shares underlying the outstanding options that have vested or are expected to vest prior to the closing of the merger, multiplied by $8.999 per option share (which is the difference between the $9.00 per Class A Ordinary Share merger consideration and the exercise price of the options of $0.001 per Class A Ordinary Share) ((a), (b) and (c) together, the “Transaction Valuation”).

****
The amount of the filing fee, calculated in accordance with Exchange Act Rule 0-11(b)(1) and the Securities and Exchange Commission Fee Rate Advisory #1 for Fiscal Year 2021, was calculated by multiplying the Transaction Valuation by 0.0001091.

☒
Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and date of its filing.

Amount Previously Paid: $231,612.94
Form or Registration No.: Schedule 13E-3 (File No. 005-90221)
Filing Party:
Sogou Inc.; Tencent Holdings Limited; THL A21 Limited; TitanSupernova Limited; Tencent Mobility Limited; Sohu.com Limited; and Sohu.com (Search) Limited

Date Filed: October 28, 2020 ($231,300.95) and December 1, 2020 ($311.99)
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of this transaction, passed upon the merits or fairness of this transaction, or passed upon the adequacy or accuracy of the disclosure in this transaction statement on schedule 13e-3. Any representation to the contrary is a criminal offense.

INTRODUCTION
This Amendment No. 3 (this “Final Amendment”) amends and supplements the transaction statement pursuant to Rule 13e-3 filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), on October 28, 2020, as amended by Amendment No. 1 filed with the SEC on December 1, 2020 and by Amendment No. 2 filed with the SEC on July 30, 2021 (together with the exhibits thereto, as amended, the “Transaction Statement”) and is being filed jointly by the following persons (each separately, a “Filing Person,” and collectively, the “Filing Persons”):
•
Sogou Inc., an exempted company with limited liability incorporated under the laws of the Cayman Islands (the “Company”);

•
Tencent Holdings Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (“Tencent”);

•
THL A21 Limited, a business company with limited liability organized under the laws of the British Virgin Islands (“THL”);

•
TitanSupernova Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (“Parent”);

•
Tencent Mobility Limited, a company limited by shares incorporated under the laws of Hong Kong (“TML”);

•
Sohu.com Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (“Sohu.com”); and

•
Sohu.com (Search) Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (“Sohu Search”).

The Transaction Statement relates to the Agreement and Plan of Merger, dated September 29, 2020 and amended on December 1, 2020 and further amended on July 19, 2021 by and among the Company, THL, Parent, and TML, providing for the merger of Parent with and into the Company (the “Merger”) in accordance with the Companies Act (2021 Revision) of the Cayman Islands (the “Cayman Islands Companies Act”), with the Company continuing as the surviving company (as defined in the Cayman Islands Companies Act, the “Surviving Company”) resulting from the Merger and becoming an indirect wholly-owned subsidiary of Tencent.
The Transaction Statement also relates to (i) the Share Purchase Agreement, dated September 29, 2020 and amended on December 1, 2020 and further amended on July 19, 2021, by and among Sohu.com, Sohu Search, and Parent, providing for Sohu Search’s sale to Parent of all of the Class A ordinary shares, par value of $0.001 per share, of the Company (“Class A Ordinary Shares”) and Class B ordinary shares, par value of $0.001 per share, of the Company (“Class B Ordinary Shares,” and together with the Class A Ordinary Shares, “Shares”) held by Sohu Search (the “Sohu Share Purchase”), and (ii) the Contribution Agreement dated September 29, 2020 by and between THL and Parent, providing for THL’s contribution of all of the Class B Ordinary Shares owned by it to Parent (the “Share Contribution”).
This Final Amendment is being filed pursuant to Rule 13e-3(d)(3) to report the results of the transactions that are the subject of the Transaction Statement.
All information contained in the Transaction Statement concerning each Filing Person has been supplied by such Filing Person.
ITEM 15.
ADDITIONAL INFORMATION

Item 15 is hereby amended and supplemented as follows:
(c)
Other Material Information

The Sohu Share Purchase and the Share Contribution were completed on September 23, 2021, and resulted in Sohu.com and Sohu Search no longer having any ownership interest in the Company and Parent holding at least 90% of the voting power represented by all issued and outstanding Shares prior to the filing of the Plan of Merger (as defined below).
The Merger became effective on September 23, 2021 (the “Effective Time”) shortly after the completion of the Sohu Share Purchase and the Share Contribution, pursuant to a plan of merger filed with the Registrar of Companies of the Cayman Islands (the “Plan of Merger”), with Parent merging with and into the Company and the Company becoming a privately-held company wholly owned indirectly by Tencent. As Parent held at least 90% of the voting power represented by all issued and outstanding Shares prior to the Effective Time, the Merger was effected through a statutory short-form merger of Parent with and into the Company in accordance with section 233(7) of the Cayman Islands Companies Act.
At the Effective Time, (a) each issued and outstanding Class A Ordinary Share immediately prior to the Effective Time, other than Excluded Shares (as defined below), was cancelled in exchange for the right for the holders thereof to receive $9.00 in cash per Class A Ordinary Share without interest and net of any applicable withholding taxes for the Class A Ordinary Shares (the “Per Share Merger Consideration”), (b) each of the American depositary shares (“ADSs”), each representing one Class A Ordinary Share, issued and outstanding immediately prior to the Effective Time (other than ADSs representing Excluded Shares), was cancelled in exchange for the right to receive $9.00 in cash per ADS, less $0.05 per ADS cancellation fees and other fees as applicable pursuant to the terms of the deposit agreement, dated November 8, 2017, by and among the Company, The Bank of New York Mellon, as depositary for ADSs (the “Depositary”), and all holders from time to time of ADSs issued thereunder, without interest and net of any applicable withholding taxes for the ADSs, (c) each Class A Ordinary Share and Class B Ordinary Share held by Parent that were issued and outstanding were converted into one Class A ordinary share or one Class B ordinary share, respectively, of the Surviving Company, all of which were registered in the name of THL, being the sole shareholder of Parent immediately prior to the Effective Time and (d) each other Excluded Share issued and outstanding immediately prior to the Effective Time was automatically cancelled and ceased to exist, without payment of any consideration or distribution therefor.
The term “Excluded Shares” refers to: (a) Shares held by Sohu Search prior to the completion of the Sohu Share Purchase; (b) Shares held by THL prior to the completion of the Share Contribution, Parent after the completion of the Share Contribution and the Sohu Share Purchase, and the Company or any of their subsidiaries; (c) Shares underlying outstanding restricted share awards (the “Restricted Shares”) granted under the Company’s 2010 Share Incentive Plan or 2017 Share Incentive Plan (collectively, the “Company Equity Plans”); and (d) Shares (including ADSs corresponding to such Shares) held by the Depositary and reserved for issuance and allocation pursuant to the Company Equity Plans.
At the Effective Time, each option to purchase Class A Ordinary Shares (each a “Company Option”) granted under the Company Equity Plans that was vested and outstanding immediately prior to the Effective Time (a “Vested Company Option”) was cancelled as of the Effective Time in exchange for the holder’s right to receive an amount of cash equal to (a) the excess, if any, of (i) the Per Share Merger Consideration over (ii) the exercise price per Class A Ordinary Share subject to such Vested Company Option, multiplied by (b) the number of Class A Ordinary Shares underlying such Vested Company Option.
At the Effective Time, each Company Option granted under a Company Equity Plan that was outstanding but was unvested immediately prior to the Effective Time (an “Unvested Company Option”) was cancelled in exchange for the holder’s right to receive a restricted cash award (a “Restricted Cash Award”), to be issued by the Surviving Company, in an amount of cash equal to the product of (a) the excess, if any, of (i) the Per Share Merger Consideration over (ii) the exercise price per Class A Ordinary Share subject to such Unvested Company Option, multiplied by (b) the number of Class A Ordinary Shares underlying such Unvested Company Option. At the Effective Time, each Restricted Share (together with the Unvested Company Options, collectively, the “Unvested Equity Awards”) that was outstanding immediately prior to the Effective Time was cancelled in exchange for the holder’s right to receive a Restricted Cash Award in an amount of cash equal to the Per Share Merger Consideration. Each Restricted Cash Award issued by the Surviving Company in respect of any Unvested Equity Award will continue to be subject to the same vesting conditions and schedules applicable to such Unvested Equity Award without giving effect to the Merger, and on the date, and to the extent, that any Unvested Equity Award would have become vested without giving effect to the Merger, such corresponding portion of the Restricted Cash Award will be delivered to the holder of such Restricted Cash Award as soon as practicable thereafter.

The Company has requested that trading of the ADSs on the New York Stock Exchange (the “NYSE”) be suspended, and that the NYSE file with the SEC a Form 25 notifying the SEC of the NYSE’s withdrawal of the ADSs from listing on the NYSE and intention to withdraw the Class A Ordinary Shares from registration under Section 12(b) of the Exchange Act. The Company intends to file with the SEC, ten days after the NYSE files the Form 25, a Form 15 suspending the Company’s reporting obligations under the Exchange Act and withdrawing the registration of the Class A Ordinary Shares under the Exchange Act. The Company’s obligations to file with or furnish to the SEC certain reports and forms, including Form 20-F and Form 6-K, will be suspended immediately as of the filing date of the Form 15 and will terminate once the deregistration of the Class A Ordinary Shares becomes effective.
ITEM 16.
EXHIBITS

The following exhibits are filed herewith:
Exhibit No.	Description
(a)(1)*	Press Release issued by the Company, dated July 27, 2020 (incorporated herein by reference to Exhibit 99.1 to a Current Report on Form 6-K furnished by the Company to the SEC on July 28, 2020).
(a)(2)*	Press Release issued by Sohu.com, dated July 27, 2020 (incorporated herein by reference to Exhibit 99.1 to a Current Report on Form 6-K furnished by Sohu.com to the SEC on July 27, 2020).
(a)(3)*	Press Release issued by the Company, dated July 31, 2020 (incorporated herein by reference to Exhibit 99.1 to a Current Report on Form 6-K furnished by the Company to the SEC on July 31, 2020).
(a)(4)*	Press Release issued by the Company, dated August 11, 2020 (incorporated herein by reference to Exhibit 99.1 to a Current Report on Form 6-K furnished by the Company to the SEC on August 11, 2020).
(a)(5)*	Press Release issued by the Company, dated September 29, 2020 (incorporated herein by reference to Exhibit 99.1 to a Current Report on Form 6-K furnished by the Company to the SEC on September 29, 2020).
(a)(6)*	Press Release issued by Sohu.com, dated September 29, 2020 (incorporated herein by reference to Exhibit 99.1 to a Current Report on Form 6-K furnished by Sohu.com to the SEC on September 29, 2020).
(a)(7)*	Annual Report on Form 20-F for the year ended December 31, 2020 of the Company, filed with the SEC on March 18, 2021.
(a)(8)†	Press Release issued by the Company, dated September 23, 2021 (incorporated herein by reference to Exhibit 99.1 to a Current Report on Form 6-K furnished by the Company to the SEC on September 23, 2021).
(a)(9)†	Press Release issued by Sohu.com, dated September 23, 2021 (incorporated herein by reference to Exhibit 99.1 to a Current Report on Form 6-K furnished by Sohu.com to the SEC on September 23, 2021).
(b)	Not applicable.
(c)(1)*	Opinion of Duff & Phelps, dated as of September 29, 2020.
(c)(2)*	Discussion Materials prepared by Duff & Phelps for discussion with the Special Committee of the Sogou Board, dated as of September 29, 2020.
(d)(1)*	Agreement and Plan of Merger, dated as of September 29, 2020, by and among the Company, THL, Parent, and TML (incorporated herein by reference to Exhibit 99.2 to a Current Report on Form 6-K furnished by the Company to the SEC on September 29, 2020).
(d)(2)*	Contribution Agreement, dated as of September 29, 2020, by and between THL A21 Limited and TitanSupernova Limited.

Exhibit No.	Description
(d)(3)*	Share Purchase Agreement, dated as of September 29, 2020, by and among TitanSupernova Limited, Sohu.com (Search) Limited and Sohu.com Limited (incorporated herein by reference to Exhibit 99.3 to a Current Report on Form 6-K furnished by Sohu.com to the SEC on September 29, 2020).
(d)(4)*	Amendment No. 1 to Agreement and Plan of Merger, dated as of December 1, 2020, by and among the Company, THL, Parent, and TML.
(d)(5)*	Amendment No. 1 to Share Purchase Agreement, dated as of December 1, 2020, by and among Parent, Sohu Search, and Sohu.com.
(d)(6)*	Amendment No. 2 to Agreement and Plan of Merger, dated as of July 19, 2021, by and among the Company, THL, Parent, and TML.
(d)(7)*	Amendment No. 2 to Share Purchase Agreement, dated as of July 19, 2021, by and among Parent, Sohu Search, and Sohu.com.
(d)(8)†	Plan of Merger, dated as of September 23, 2021, by and between the Company and Parent.
(f)(1)*	Dissenter Rights. See “Special Factors — Uncertainty as to Ability to Follow the Statutory Procedure to Exercise Dissenters’ Rights.”
(f)(2)*	Companies Act (2021 Revision) of the Cayman Islands — section 238.
(g)	Not applicable.

*
Previously filed.

†
Filed herewith.

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Transaction Statement is true, complete and correct.
Dated: September 23, 2021
SOGOU INC.
By:	/s/ Bin Gao Name: Bin Gao Title: Chairman of the Special Committee
TENCENT HOLDINGS LIMITED
By:	/s/ Huateng Ma Name: Huateng Ma Title: Director
THL A21 LIMITED
By:	/s/ Huateng Ma Name: Huateng Ma Title: Director
TITANSUPERNOVA LIMITED
By:	/s/ Hongda Xiao Name: Hongda Xiao Title: Director
TENCENT MOBILITY LIMITED
By:	/s/ Huateng Ma Name: Huateng Ma Title: Director
SOHU.COM LIMITED
By:	/s/ Charles Zhang Name: Charles Zhang Title: Chief Executive Officer
SOHU.COM (SEARCH) LIMITED
By:	/s/ Xiufeng Deng Name: Xiufeng Deng Title: Director